[redacted] SSION

04001570

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 30, 2002 (MM/DD/YY) AND ENDING November 28, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SLK-Hull Derivatives LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 South Wacker Drive, Suite 1400
(No. and Street)

Chicago	Il	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Dinnell (212) 357-5723
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential person who are to respond to the collection of *information contained in this form are not required to respond* unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Scott Dinnell ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SLK-Hull Derivatives LLC , as of November 28 , 2003 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOIS KELLY SARMIENTO
Notary Public, State of New Jersey
No. 2176936
Qualified in Middlesex County
Commission Expires April 13, 2005

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLK-Hull Derivatives LLC

Statement of Financial Condition
as of November 28, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
SLK-Hull Derivatives, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SLK-Hull Derivatives, LLC (the "Company") at November 28, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 26, 2004

SLK-Hull Derivatives LLC

STATEMENT of FINANCIAL CONDITION

November 28, 2003
(in thousands)

Assets

Cash	$	3,282
Financial instruments owned, at fair value		3,878,567
Other assets		31,824
	$	3,913,673

Liabilities and Member's Equity

Payables to affiliated clearing broker	$	424,258
Financial instruments sold, but not yet purchased, at fair value		3,150,278
Other liabilities		57,086
		3,631,622
Contingencies and guarantees		-
Subordinated borrowings		185,000
Member's equity		97,051
	$	3,913,673

The accompanying notes are an integral part of this financial statement

SLK-Hull Derivatives LLC

NOTES to STATEMENT of FINANCIAL CONDITION

Note 1. Description of Business

SLK - Hull Derivatives, L.L.C. (the company), is a Delaware limited liability company and a registered broker-dealer with the Securities and Exchange Commission (SEC). The company operates as a market-maker and trader on various securities and futures exchanges. The company's sole and managing member is The Hull Group, L.L.C. (the Hull Group). The ultimate parent of the Hull Group is The Goldman Sachs Group, Inc (Group, Inc.).

Note 2. Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding fair value of financial instruments, the outcome of pending litigation and other matters that affect this financial statement and related disclosures. These estimates and assumptions are based on judgment and available information; consequently, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2003 refer to the company's fiscal year ended or the date, as the context requires, November 28, 2003.

Financial Instruments. The statement of financial condition reflects purchases and sales of financial instruments on a trade-date basis.

"Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the statement of financial condition consist of financial instruments carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Quoted market prices in active markets are the best evidence of fair value and the company uses them when available. If quoted prices in active markets are not available, management's estimate of fair value is based on, if available, quoted market prices or recent transactions in less active markets, and/or prices of similar instruments.

If prices are not readily available either through quoted market prices in active markets or alternative pricing sources or if liquidating a position is reasonably expected to affect market prices, fair value is based on valuation models or management's estimate, using the best information available, of an amount that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. The company's valuation models consider, among other inputs, contractual and market prices, yield curves, credit, cash received or paid under credit support agreements, volatility factors, prepayment rates and/or correlations of the underlying positions.

The inputs used in the company's valuation models are based on quoted market prices in active markets, if available or, if not, from quoted market prices or recent transactions in less active markets, and prices of similar instruments. Where such information is not readily available, inputs are derived from other market data taking into account observable market movements that could reasonably be expected to affect the derived input. Different models and assumptions could produce materially different estimates of fair value.

In general, transfers of financial assets are accounted for as sales under SFAS No. 140 when the company has relinquished control over the transferred assets.

Exchange memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Exchange memberships are included in other assets in the statement of financial condition.

Income Taxes

The company is treated as a partnership for tax purposes. The tax effects of the company's activities accrue directly to its member.

Note 3. Financial Instruments

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, engage in proprietary transactions and meet financing objectives. These instruments are primarily executed on an exchange. The company trades financial instruments involving off balance sheet market risk with other broker-dealers, future commission merchants and commercial banks.

Transactions involving financial instruments sold, but not yet purchased, generally entail obligations to purchase financial instruments at future dates. The company may incur a loss if the market value of the financial instrument subsequently increases prior to the purchase of the instrument.

Fair Value of Financial Instruments

The following table sets forth the company's financial instruments owned at fair value and financial instruments sold, but not yet purchased, at fair value (in thousands):

	As of November 2003	
	Assets	Liabilities
Equities	$ 1,665,051	$ 1,046,522
Derivative contracts	2,213,516	2,103,756
Total	$ 3,878,567	$ 3,150,278

Credit Concentrations

At November 2003, substantially all of the company's financial instruments owned, financial instruments sold, not yet purchased and payable to an affiliated clearing broker are amounts held by or due to its affiliated clearing broker. At November 2003, a credit concentration with the clearing broker consisted of approximately $310 million, representing the net market value of the company's trading accounts. The company monitors the credit worthiness of the clearing broker to mitigate the company's exposure to credit risk.

Derivative Activities

Derivative contracts are financial instruments, such as futures or options contracts that derive their value from underlying assets, indices, reference rates, or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities or indices.

The company's derivative transactions are entered into for trading purposes. The company uses derivatives in its trading activities for market making, to take proprietary positions, and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the company may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract. Gains and losses on derivatives are generally included in "Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" in the statement of financial condition.

Note 4. Subordinated Borrowings

As of November 2003, the company has borrowed $50 million from the Hull Group under a Subordinated Loan Agreement, which matures on March 8, 2005. The company also has a $250 million Revolving Subordinated Loan agreement with Group, Inc., which matures on April 1, 2005. As of November 2003, $135 million was drawn under the Revolving Subordinated Loan agreement. Amounts borrowed by the company under these agreements bear interest at the three-month LIBOR rate plus 150 basis points. The carrying value of this borrowing approximates fair value.

All of the above subordinated liabilities are included in the company's regulatory capital and can be repaid only if, after giving effect to such repayment, the company meets the applicable regulatory capital requirements.

Note 5. Transactions with Related Parties

The company enters into transactions with the Hull Group and affiliates in the normal course of business as part of its trading, financing and general operations. Certain of the company's operating expenses, including compensation and occupancy, are paid by Hull Group. Other liabilities include $33.2 million payable to the Hull Group for these service fees and amounts borrowed to finance the daily trading activities of the company. Additionally, the company utilizes an affiliate as its clearing broker for all trading activity.

Note 6. Contingencies and Guarantees

Contingencies

The company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect in the company's financial condition, but may be material to the company's operating results for any particular period, depending, in part, upon the operating results for such period.

Guarantees

The company enters into written equity put options that meet the definition of a guarantee under FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees for Indebtedness of Others". FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the company has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. If these conditions have been met, the company has not included such contracts in the table below. The following table sets forth certain information about the company's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2003 (in millions):

		Maximum Payout/Notional Amount by Period of Expiration				
	Carrying Value	2004	2005-2006	2007-2008	2009-Thereafter	Total
Derivatives [1][2]	$ 511	$ 4,636	$ 1,445	$ -	$ -	$ 6,081

[1] The carrying value of $511 million excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.

[2] Such amounts do not represent anticipated losses in connection with these contracts.

Note 7. Net Capital Requirement

The company is a registered U.S. broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. The company has elected to compute net capital, as defined, using the alternative method, as permitted by Rule 15c3-1. At November 2003, the company had regulatory net capital, as defined, of $140.5 million that exceeded the amount required by $140.2 million.

The company has entered into a clearing agreement to clear all of its securities transactions through an affiliated clearing broker-dealer. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the proprietary accounts of an introducing broker ("PAIB"). Accordingly, the company is permitted to include PAIB assets as allowable assets in its capital computations.